Exhibit 99

PRESS RELEASE

MAGNA ANNOUNCES SPECIFIC SHARE REPURCHASE PROGRAMS AS PART OF NORMAL COURSE ISSUER BID

AURORA, Ontario, November 21, 2017 — Magna International Inc. (TSX: MG; NYSE: MGA) today announced that it intends to purchase for cancellation Common Shares pursuant to two specific share repurchase programs (the “Programs” and each, a “Program”). Magna has entered into agreements (collectively, the “Agreements”) with two arm’s-length third party sellers to repurchase Common Shares through daily purchases under each Program. The Programs will run sequentially with purchases under the first Program taking place between November 24, 2017 and December 29, 2017, subject to a maximum of 1,472,000 Common Shares. Purchases under the second Program will take place between the trading day following the completion of all purchases under the first Program and December 29, 2017, subject to a maximum of 1,400,000 Common Shares. The Programs will form part of Magna’s current normal course issuer bid for up to 35,800,000 Common Shares (the “NCIB”) and all purchases will be made in accordance with the TSX rules applicable to the NCIB, subject to limited exceptions as provided in two separate issuer bid exemption orders issued by the Ontario Securities Commission in connection with the Programs (collectively, the “Orders”).

Under the Programs:

•                  purchases on any one day must not exceed the daily limit under Magna’s NCIB;

•                  the price paid by Magna in any transaction will be at a discount to the volume weighted average trading price of the Common Shares on the Canadian markets on that date;

•                  Magna cannot purchase any other Common Shares under the NCIB during the term of the Programs;

•                  no purchases will be made during any trading blackout imposed by Magna; and

•                  all Common Shares purchased by Magna will be cancelled.

Magna currently intends to purchase the maximum of 2,872,000 Common Shares in the aggregate under the Programs, however the number of Common Shares purchased pursuant to the Programs may be less than the maximum if, among other things, it is not possible to purchase Common Shares within the pricing range established prior to commencement of each Program, if trading is suspended, or as a result of market factors. Following completion of each Program, Magna will issue a press release providing information regarding purchases made pursuant to the Program including the number of Common Shares purchased and the aggregate purchase price paid.

In accordance with the terms of the Agreements and the Orders, on any date that Magna purchases Common Shares from a third party or its agents, the third party or its agents must purchase the same number of Common Shares on Canadian markets.

CONNECT WITH MAGNA

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com  │  905.726.7035

MEDIA CONTACT

Tracy Fuerst, Director of Corporate Communications & PR

tracy.fuerst@magna.com  │  248.631.5396

OUR BUSINESS (1)

We are a leading global automotive supplier with 328 manufacturing operations and 99 product development, engineering and sales centres in 29 countries. We have over 163,000 employees focused on delivering superior value to our customers through innovative products and processes, and world class manufacturing. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, vision, closure and roof systems and have electronic and software capabilities across many of these areas. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, future purchases of our Common Shares under the Normal Course Issuer Bid or pursuant to private agreements or specific share repurchase programs under an issuer bid exemption order issued by the Ontario Securities Commission. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as “may”, “would”, “could”, “should” “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict. These risks, assumptions and uncertainties include, without limitation, the impact of: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; a decline in consumer confidence which would typically result in lower production volume; planning risks created by rapidly changing economic or political conditions; legal claims and/or regulatory actions against us; fluctuations in relative currency values; liquidity risks; the unpredictability of, and fluctuation in, the trading price of our Common Shares; changes in laws and governmental regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

(1) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.